

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 4, 2010

Via U.S. Mail and Facsimile

Jeffrey D. Agee
President and Chief Executive Officer
First Citizens Bancshares, Inc.
One First Citizens Place
Dryersburg, TN 38024

> **Re: First Citizens Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 8-K filed May 18, 2010**
> **File No. 000-11709**

Dear Mr. Agee:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-Performing Assets, page 19

1. We note your discussion of your appraisal policies related to your foreclosed loans on page 20. Regarding your valuation of collateral dependent impaired loans, please tell us and revise your future filings to disclose the following:

- Your policy for valuing collateral dependent loans;

- How and when you obtain updated third-party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

- Quantify your collateral dependent loans;

- The typical timing surrounding the recognition of a loan as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and

- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g., loan extension, changes to interest rates, etc.).

Item 8. Financial Statements and Supplementary Data

Notes To Consolidated Financial Statements
Note 1 – Summary of Significant Accounting and Reporting Policies, page 35

2. Please tell us and revise future filings to include how you account for securities sold under agreements to repurchase.

Note 3 – Investment Securities, page 38

3. We noted on page 23 that that you adopted FSP FAS 115-2 during 2009. Please revise future filings to include the required assertions regarding your other than temporary impairment policy and remove the "intent and ability to hold" assertion. If true, please confirm these assertions in your response letter to address December 31, 2009 and March 31, 2010.

4. Please tell us and revise future filings to update your discussion around the valuation of your four trust preferred securities to quantify the amount of excess subordination remaining for each security

Note 5 – Allowance for Loan Losses, page 40

5. Please revise future filings to include the Allowance for Loan Loss allocation
   table required by Guide 3.

Item 10. Directors, Executive Officers and Corporate Governance, page 49

Audit Committee, page 6 of Definitive Proxy Statement on Schedule 14A

6. Please explain why you do not have an audit committee financial expert.
   Confirm that you will revise future filings accordingly. Refer to Item
   407(d)(5)(i)(C) of Regulation S-K.

Item 11. Executive Compensation, page 50

General

7. Based on the disclosure in your definitive proxy statement regarding annual
   incentive pay, it appears that you should have included a Grants of Plan-
   Based Awards table in your filing. Please provide us with proposed revised
   disclosure and confirm that future filings will be revised accordingly. Refer
   to Item 402(d) of Regulation S-K and Instruction 2 to that item.

Base Salary, page 8 of Definitive Proxy Statement on Schedule 14A

8. Based on the disclosure in this section, it appears that the company
   benchmarks certain elements of compensation to its peers. Please identify the
   component companies that make up the compensation peer group and the
   basis for selecting the peer group. In addition, please describe how the
   compensation committee used comparative compensation information in
   determining compensation or compensation ranges for each of the
   compensation components. Please also disclose whether the compensation
   committee deviated from peer group benchmarks in setting executive
   compensation, and if so, state the reasons for such deviation. Refer to Item
   402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance &
   Disclosure Interpretation 118.05.

Incentive Compensation Plan, page 8 of Definitive Proxy Statement on Schedule 14A

9. We note the disclosure on pages 8 and 9 of your definitive proxy statement
   indicating that disclosure of certain performance targets would result in

material competitive harm to the company. Please provide us with your competitive harm analysis with respect to each performance target omitted from disclosure. Refer to Instruction 4 to Item 402(b) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04 for guidance.

10. We note your disclosure in this section that you believe the design of your compensation plan mitigates incentives to take risks that may have a material adverse affect on the company; however, it appears that your incentive compensation plan relies on short-term goals and cash bonuses. Please tell us, and revise future filings to disclose, what elements of your compensation plan align management's interests with shareholders and create long-term shareholder value.

11. You state that Mr. Heckler's bonus may be reduced if "certain asset quality factors are not met;" you also state that Mr. Heckler's bonus was reduced in 2009 due to "deductions related to personal business development goals." Please reconcile this disclosure to the staff and clarify Mr. Heckler's compensation arrangement. In addition, please discuss why the compensation committee chose to include this reduction provision with regard to the Chief Operating Officer and not other executive officers.

Summary Compensation Table, page 11 of Definitive Proxy Statement on Schedule 14A

12. We note the disclosure on page 9 that the compensation committee awarded Ms. Butler a discretionary cash bonus of $10,000. We also note that the amount of this discretionary cash bonus appears to have been reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. However, discretionary cash bonus amounts should be reported in the "Bonus" column. Refer to Regulation S-K Compliance & Disclosure Interpretation 119.01 for guidance. Please provide proposed revised disclosure in which discretionary cash bonuses are properly reported in the "Bonus" column and confirm that future filings will be revised accordingly.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K, page 51

13. We note the disclosure in your definitive proxy statement regarding your incentive compensation plan. Please tell us why you have not filed this plan as an exhibit to your Form 10-K. Alternatively, please confirm that you will file the plan as an exhibit to future filings. Please note that if the plan is not

set forth in a formal document, a written description of the plan should be filed. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed March 15, 2010

Proposal I. Election of Directors

14. Please revise future filings to indicate what specific experience, qualifications, attributes or skills were considered in concluding that each director or person nominated or chosen to become a director should serve as a director. In response to this comment, please provide us with proposed revised disclosure. Refer to Item 401(e) of Regulation S-K.

Form 8-K filed May 18, 2010

15. We note that the Form 8-K filed May 18, 2010 was not filed within four business days from the date on which the annual meeting ended. Please confirm your understanding that Forms 8-K filed in response to Item 5.07 must be filed within four business days from the date on which a meeting ends.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey D. Agee
First Citizens Bancshares, Inc.
August 4, 2010
Page 6

You may contact Bill Schroeder, Staff Accountant, at (202) 551-3294 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney-Adviser